e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street, Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED
2006 JAN -3 P 2:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06010016

BY DHL

29 December 2005

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Ladies and Gentlemen

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 2801 7238.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

PROCESSED
JAN 05 2006
THOMSON FINANCIAL

Lau Wai Ming Raymond
Legal Counsel
Encls.

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 29 December 2005

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months from September 2005 to November 2005	October 2005 – December 2005	SEHK (pursuant to Listing Rules)
2.	Announcement – Resignation of Independent Non-executive Director and Member of the Audit Committee	2 November 2005	SEHK (pursuant to Listing Rules)
3.	Form D2 – Notification of Changes of Secretary and Directors	8 November 2005	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
4.	Form 3A - Director's/Chief Executive's Notice re Mr. Lim Shyang Guey's interests in shares of Listed Corporation	10 June 2005 26 October 2005	SFO
5.	Form 3A - Director's/Chief Executive's Notice re Mr. William Bruce Hicks's interests in shares of Listed Corporation	14 June 2005 15 June 2005	SFO
6.	Letter to SEHK re original resignation letter signed by Mr. Matthew Brian Rosenberg	15 November 2005	SEHK
7.	Register of Directors & Officers	17 November 2005	Bermuda Companies Act
8.	Letter to SEHK re Announcement on Change of Principal Place of Business and Form A	7 December 2005	SEHK (pursuant to Listing Rules)

9.	Form F2 – Change of Address of an Oversea Company	13 December 2005	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
10.	Schedule 7 – Notification of Place of Register of Interests in Shares and Short Positions of Substantial Shareholders	13 December 2005	SFO
11.	Schedule 8 – Notification of Place of Directors' and Chief Executives' Register of Interests and Short Positions	13 December 2005	SFO
12.	Announcement – Appointment of Independent Non-executive Director and Member of the Audit Committee	19 December 2005	SEHK (pursuant to Listing Rules)
13.	Form D2 – Notification of Changes of Secretary and Directors	20 December 2005	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

7 October 2005

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 September 2005 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 30 September 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited

Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey
(Name of Responsible Official)

Tel No. : 2296 9700

Date : 7 October 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference Shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares~~/ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

7 October 2005

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 September 2005 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 September 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 7 October 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

RECEIVED
2006 JAN -3 P 2:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

BY HAND

8 November 2005

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 October 2005 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 October 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 November 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ____________)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

8 November 2005

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 October 2005 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 October 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey — Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 November 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ — 2. Preference Shares :

3. Other classes of shares : — please specify : ______

4. Warrants : — please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
<u>Employee Share Options</u>						
Exercise Price : HK$ <u>1.20</u>	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ <u>1.40</u>	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ <u>1.60</u>	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ <u>2.00</u>	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ <u>2.30</u>	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ <u>3.30</u>	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
<u>N/A</u> Subscription Price: HK$______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street
Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

RECEIVED
2006 JAN -3 P 2:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY HAND

8 December 2005

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 November 2005 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 November 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 December 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓
2. Preference Shares :
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/~~ ~~other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ____________)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street
Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY HAND

8 December 2005

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 November 2005 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary

Encl.

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 30 November 2005

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey — Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 December 2005

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :
3. Other classes of shares : please specify : ______
4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

	No. of ordinary shares/ ~~Preference shares/ other classes of shares~~	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (AGM approval date): ______)	-	-	-
Balance at close of the month	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	20,000	Nil	Nil	Nil	20,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	35,000	Nil	Nil	Nil	35,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	40,000	Nil	Nil	Nil	40,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$______	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$______	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

The Standard Wednesday, 2nd November 2005

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code : 524)

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND MEMBER OF THE AUDIT COMMITTEE

The board of directors (the "Board") of e-Kong Group Limited (the "Company") announces that Mr. Matthew Brian Rosenberg has resigned as an independent non-executive director and a member of the audit committee of the Company with effect from 1 November 2005. Mr. Rosenberg has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

The Board would like to express its gratitude to Mr. Rosenberg for his contribution to the Company during his service with the Company.

The Company currently has two independent non-executive directors and two members in its audit committee, which fall short of the requirements under Rules 3.10 and 3.21 of the Rules Governing the Listing of Securities on The Stock exchange of Hong Kong Limited (the "Listing Rules"). The Company shall appoint an additional independent non-executive director and a member of the audit committee as soon as practicable in order to comply with the Listing Rules. An announcement will be made by the Company upon the appointment of a new independent non-executive director and a new member of the audit committee of the Company.

By Order of the Board of
e-Kong Group Limited
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 1 November 2005.

As at the date of this announcement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks and Independent Non-executive Directors Mr. Shane Frederick Weir and Mr. John William Crawford.

The Standard Wednesday, 2nd November 2005

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

(Stock Code : 524)

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND MEMBER OF THE AUDIT COMMITTEE

The board of directors (the "Board") of e-Kong Group Limited (the "Company") announces that Mr. Matthew Brian Rosenberg has resigned as an independent non-executive director and a member of the audit committee of the Company with effect from 1 November 2005. Mr. Rosenberg has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that need to be brought to the attention of the shareholders of the Company.

The Board would like to express its gratitude to Mr. Rosenberg for his contribution to the Company during his service with the Company.

The Company currently has two independent non-executive directors and two members in its audit committee, which fall short of the requirements under Rules 3.10 and 3.21 of the Rules Governing the Listing of Securities on The Stock exchange of Hong Kong Limited (the "Listing Rules"). The Company shall appoint an additional independent non-executive director and a member of the audit committee as soon as practicable in order to comply with the Listing Rules. An announcement will be made by the Company upon the appointment of a new independent non-executive director and a new member of the audit committee of the Company.

By Order of the Board of
e-Kong Group Limited
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 1 November 2005

As at the date of this announcement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks and Independent Non-executive Directors Mr. Shane Frederick Weir and Mr. John William Crawford.

星島日報　　二零零五年十一月二日（星期三）

e-KONG

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

www.e-kong.com

(股份代號：524)

獨立非執行董事及審核委員會成員之辭任

e-Kong Group Limited（「本公司」）之董事會（「董事會」）謹此宣佈Matthew Brian Rosenberg先生已辭去本公司獨立非執行董事及審核委員會成員之職位，並由二零零五年十一月一日起生效。Rosenberg先生已確認彼與董事會並無爭拗，同時並無任何與其辭任有關而須讓本公司股東知悉之事宜。

董事會謹此向Rosenberg先生於任職本公司期內，對本公司所付出之貢獻致以衷心謝意。

本公司現時共有兩名獨立非執行董事及兩名審核委員會成員，未能符合香港聯合交易所有限公司證券上市規則（「上市規則」）第3.10及3.21條之規定。本公司將盡快委任另一位獨立非執行董事及審核委員會成員以符合上市規則之規定。本公司將於新獨立非執行董事及審核委員會成員獲委任時另作公佈。

承董事會命
e-Kong Group Limited
公司秘書
劉偉明

香港，二零零五年十一月一日

於本公佈日期，本公司董事會成員包括執行董事衛斯文先生、Kuldeep Saran先生與林祥貴先生、非執行董事許博志先生及獨立非執行董事韋雅成先生與高來福先生。

星島日報　　二零零五年十一月二日 (星期三)

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

www.e-kong.com

(股份代號：524)

獨立非執行董事及審核委員會成員之辭任

e-Kong Group Limited(「本公司」)之董事會(「董事會」)謹此宣佈Matthew Brian Rosenberg先生已辭去本公司獨立非執行董事及審核委員會成員之職位，並由二零零五年十一月一日起生效。Rosenberg先生已確認彼與董事會並無爭拗，同時並無任何與其辭任有關而須讓本公司股東知悉之事宜。

董事會謹此向Rosenberg先生於任職本公司期內，對本公司所付出之貢獻致以衷心謝意。

本公司現時共有兩名獨立非執行董事及兩名審核委員會成員，未能符合香港聯合交易所有限公司證券上市規則(「上市規則」)第3.10及3.21條之規定。本公司將盡快委任另一位獨立非執行董事及審核委員會成員以符合上市規則之規定。本公司將於新獨立非執行董事及審核委員會成員獲委任時另作公佈。

承董事會命
e-Kong Group Limited
公司秘書
劉偉明

香港，二零零五年十一月一日

於本公佈日期，本公司董事會成員包括執行董事衛斯文先生、Kuldeep Saran先生與林祥貴先生、非執行董事許博志先生及獨立非執行董事韋雅成先生與高來福先生。

CR

Companies Registry
公司註冊處

RECEIVED
2006 JAN -3 P 2:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

*☑ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation** 辭職或停職

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

*☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
ROSENBERG	MATTHEW BRIAN

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
101469843	USA

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年
01	11	2005

Date 日期

Your Receipt
Companies Registry
H.K.

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

e-KONG Group Limited
3805, Tower II, Lippo Centre
89 Queensway
Hong Kong

Tel : 3101 3046
Fax : 3101 0194

For Official Use
請勿填寫本欄

08/11/2005 11:33:29
Submission No.: 222025136/1
CR NO.: F0006726
Sh. Form.: D2F

Revenue Code	Amount(HKD)
13	$20.00

Receipt No.	Method	Amount(HKD)
222220035864	Chq	$20.00

Specification No. 2/2004 (Revision) (Feb. 2004)
指明編號 2/2004 (修訂) (2004 年 2 月)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期
	DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

This Notification includes NIL **Continuation Sheet A and** NIL **Continuation Sheet B.**

本通知書包括 ________ 張續頁 **A** 及 ________ 張續頁 **B**。

Signed 簽名 : [signature]

(Name 姓名 : LAU WAI MING RAYMOND) Date 日期 : - 8 NOV 2005

~~Director~~／Secretary／~~Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Type of Change 更改事項

*☑ Resignation or cessation 辭職或停職

☐ New appointment 新委任

☐ Change of particulars 更改資料

3 Details of Change 更改詳情

(Note 註 2) **A. Resignation or cessation 辭職或停職**

(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

*☐ Secretary 秘書 ☑ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏	Other names 名字
ROSENBERG	MATTHEW BRIAN

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
N/A	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
101469843	USA

Date of Resignation or Cessation 辭職或停職日期

DD 日	MM 月	YYYY 年
01	11	2005

Date 日期

Your Receipt
Companies Registry
H.K.

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

e-KONG Group Limited
3805, Tower II, Lippo Centre
89 Queensway
Hong Kong

Tel : 3101 3046
Fax : 3101 0194

For Official
請勿填寫本欄

08/11/2005 11:33:29
Submission No.: 222025136/1
CR NO.: F0006726
Sh. Form.: D2F

Revenue Code	Amount(HKD)
13	$20.00

Receipt No.	Method	Amount(HKD)
222220035864	Chq	$20.00

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

3 **Details of Change** 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. **Appointment／Change of particulars** 委任／更改資料

(Use Continuation Sheet B if more than 1 director／ secretary is involved 如涉及超過一位董事／秘書，請用續頁B 填寫)

Brief Description 簡略描述	**Effective Date(s)** 生效日期
	DD 日 | MM 月 | YYYY 年

Existing Name 現用姓名

Name／New Name 姓名／新姓名

Surname 姓氏 Other names 名字

Alias (if any) 別名（如有的話）

Previous Names 前用姓名

Address 地址

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

This Notification includes NIL **Continuation Sheet A and** NIL **Continuation Sheet B.**

本通知書包括 ________ 張續頁 **A** 及 ________ 張續頁 **B**。

Signed 簽名：[signature]

(Name 姓名：(LAU WAI MING RAYMOND) Date 日期： - 8 NOV 2005

~~Director~~／Secretary／~~Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply 請刪去不適用者*

FORM 3 A

REVISED

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

RECEIVED
2006 JAN -3 P 2:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1. Name of listed corporation			
E-KONG GROUP LIMITED			
2. Stock code	524	**4. Number of issued shares in class**	
3. Class of shares	ORDINARY	470,894,200	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LIM (Surname)	SHYANG GUEY (Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P924468(2)		
7. Address of Director		**10. Daytime tel. No.**
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		31013047
		11. e-mail address
		sg@e-kong.net

12. Date of relevant event

9	6	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2): Before relevant event	Code describing capacity in which shares were/are held (see Table 2): After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	121	- Select -	201	120,000	HKD	0.130	0.129		- Select -
Short position	- Select -	- Select -	- Select -						

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	600,000	0.13
Short position		

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	720,000	0.15
Short position		

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

10	6	2005
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

REVISED

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	470,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LIM	SHYANG GUEY	
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P924468(2)		
7. Address of Director		**10. Daytime tel. No.**
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		31013047
		11. e-mail address
		sg@e-kong.net

12. Date of relevant event

9	6	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	120,000	HKD	0.130	0.129		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	600,000	0.13
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	720,000	0.15
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

10	6	2005
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation			
E-KONG GROUP LIMITED			
2. Stock code	524	**4. Number of issued shares in class**	
3. Class of shares	ORDINARY	470,894,200	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LIM (Surname)	SHYANG GUEY (Other names)	林祥貴
6. HKID/Passport No. P924468(2)	**Country of issue of Passport**	**9. Chinese Character Code** 265143826311
7. Address of Director 6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		**10. Daytime tel. No.** 31013047
		11. e-mail address sg@e-kong.net

12. Date of relevant event

25	10	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	200,000	HKD	0.350	0.350		- Select -
Short position	- Select -	- Select -	- Select -						

RECEIVED

2006 JAN -3 P 2:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	720,000	0.15
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	920,000	0.20
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with *another person*

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a *Discretionary Trust*

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 ***(Please see Notes for further information required)***

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

26	10	2005
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 470,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport LIM (Surname)	SHYANG GUEY (Other names)	**8. Name of Director (Chinese)** 林祥貴
6. HKID/Passport No. P924468(2)	**Country of issue of Passport**	**9. Chinese Character Code** 265143826311
7. Address of Director 6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		**10. Daytime tel. No.** 31013047
		11. e-mail address sg@e-kong.net

12. Date of relevant event

25	10	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2): Before relevant event	Code describing capacity in which shares were/are held (see Table 2): After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	121	- Select -	201	200,000	HKD	0.350	0.350		- Select -
Short position	- Select -	- Select -	- Select -						

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	720,000	0.15
Short position		

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	920,000	0.20
Short position		

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

26	10	2005
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class** 470,894,200
3. Class of shares	ORDINARY	

5. Name of Director (English) as printed on HKID/Passport LIM (Surname)	SHYANG GUEY (Other names)	**8. Name of Director (Chinese)** 林祥貴
6. HKID/Passport No. P924468(2)	**Country of issue of Passport**	**9. Chinese Character Code** 265143826311
7. Address of Director 6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		**10. Daytime tel. No.** 31013047
		11. e-mail address sg@e-kong.net

12. Date of relevant event

26	10	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2): Before relevant event	After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange: Highest price per share	On Exchange: Average price per share	Off Exchange: Average consideration per share	Off Exchange: Consideration Code (see Table 3)
Long position	121	- Select -	201	100,000	HKD	0.340	0.340		- Select -
Short position	- Select -	- Select -	- Select -						

RECEIVED 2006 JAN -3 P 2:23 OFFICE OF INTERNATIONAL CORPORATE FINANCE

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	920,000	0.20
Short position		

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	1,020,000	0.22
Short position		

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

26	10	2005
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	470,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LIM (Surname)	SHYANG GUEY (Other names)	林祥貴
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P924468(2)		265143826311
7. Address of Director		**10. Daytime tel. No.**
6TH FLOOR, 4 CORNWALL STREET, KOWLOON TONG, HONG KONG		31013047
		11. e-mail address
		sg@e-kong.net

12. Date of relevant event

26	10	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	100,000	HKD	0.340	0.340		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	920,000	0.20
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	1,020,000	0.22
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

26	10	2005
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	470,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
HICKS (Surname)	WILLIAM BRUCE (Other names)	許博志
6. HKID/Passport No. K323574(2)	**Country of issue of Passport**	**9. Chinese Character Code** 607905901807
7. Address of Director HOUSE NO.2, HENDERSON ROAD, JARDINE'S LOOKOUT, HONG KONG		**10. Daytime tel. No.** 21138095
		11. e-mail address

12. Date of relevant event

10	6	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	130,000	HKD	0.135	0.135		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	70,282,342	14.93
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	70,412,342	14.95
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
GREAT WALL HOLDINGS LIMITED	ROOM 402, HUNG KEI MANSION, 5-8 QUEEN VICTORIA STREET, CENTRAL, HONG KONG (NIUE)	HICKS, WILLIAM BRUCE	100.00	Y	67,962,428	

21. Further information in relation to interests he[illegible]y Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

14	6	2005
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation			
E-KONG GROUP LIMITED			
2. Stock code	524	**4. Number of issued shares in class**	
3. Class of shares	ORDINARY	470,894,200	

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
HICKS (Surname)	WILLIAM BRUCE (Other names)	許博志
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K323574(2)		607905901807
7. Address of Director		**10. Daytime tel. No.**
HOUSE NO.2, HENDERSON ROAD, JARDINE'S LOOKOUT, HONG KONG		21138095
		11. e-mail address

12. Date of relevant event

10	6	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	130,000	HKD	0.135	0.135		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	70,282,342	14.93
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	70,412,342	14.95
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
GREAT WALL HOLDINGS LIMITED	ROOM 402, HUNG KEI MANSION, 5-8 QUEEN VICTORIA STREET, CENTRAL, HONG KONG (NIUE)	HICKS, WILLIAM BRUCE	100.00	Y	67,962,428	

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

14	6	2005
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation	E-KONG GROUP LIMITED	
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	470,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
HICKS (Surname)	WILLIAM BRUCE (Other names)	許博志
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K323574(2)		607905901807
7. Address of Director		**10. Daytime tel. No.**
HOUSE NO.2, HENDERSON ROAD, JARDINE'S LOOKOUT, HONG KONG		21138095
		11. e-mail address

12. Date of relevant event

13	6	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	120,000	HKD	0.140	0.140		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	70,412,342	14.95
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	70,532,342	14.98
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
GREAT WALL HOLDINGS LIMITED	ROOM 402, HUNG KEI MANSION, 5-8 QUEEN VICTORIA STREET, CENTRAL, HONG KONG (NIUE)	HICKS, WILLIAM BRUCE	100.00	Y	67,962,428	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (*see Table 5*)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

14	6	2005
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	470,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
HICKS (Surname)	WILLIAM BRUCE (Other names)	許博志
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K323574(2)		607905901807
7. Address of Director		**10. Daytime tel. No.**
HOUSE NO.2, HENDERSON ROAD, JARDINE'S LOOKOUT, HONG KONG		21138095
		11. e-mail address

12. Date of relevant event

13	6	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	120,000	HKD	0.140	0.140		- Select -
Short position	- Select -	- Select -	- Select -						

15. **Total shares in listed corporation immediately before the relevant event**

	Total number of shares	Percentage figure (%)
Long position	70,412,342	14.95
Short position		

16. **Total shares in listed corporation immediately after the relevant event**

	Total number of shares	Percentage figure (%)
Long position	70,532,342	14.98
Short position		

17. **Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)**

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. **Further information in respect of derivative interests in listed corporation**

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
GREAT WALL HOLDINGS LIMITED	ROOM 402, HUNG KEI MANSION, 5-8 QUEEN VICTORIA STREET, CENTRAL, HONG KONG (NIUE)	HICKS, WILLIAM BRUCE	100.00	Y	67,962,428	

21. Further information in relation to interests held by Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

14	6	2005
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	470,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
HICKS	WILLIAM BRUCE	許博志
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K323574(2)		607905901807
7. Address of Director		**10. Daytime tel. No.**
HOUSE NO.2, HENDERSON ROAD, JARDINE'S LOOKOUT, HONG KONG		21138095
		11. e-mail address

12. Date of relevant event

14	6	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	180,000	HKD	0.150	0.148		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	70,532,342	14.98
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	70,712,342	15.02
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
GREAT WALL HOLDINGS LIMITED	ROOM 402, HUNG KEI MANSION, 5-8 QUEEN VICTORIA STREET, CENTRAL, HONG KONG (NIUE)	HICKS, WILLIAM BRUCE	100.00	Y	67,962,428	

21. Further information in relation to interests he[illegible]y Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

15	6	2005
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

FORM 3 A

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
E-KONG GROUP LIMITED		
2. Stock code	524	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	470,894,200

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
HICKS	WILLIAM BRUCE	許博志
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
K323574(2)		607905901807
7. Address of Director		**10. Daytime tel. No.**
HOUSE NO.2, HENDERSON ROAD, JARDINE'S LOOKOUT, HONG KONG		21138095
		11. e-mail address

12. Date of relevant event

14	6	2005
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	121	- Select -	201	180,000	HKD	0.150	0.148		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	70,532,342	14.98
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	70,712,342	15.02
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

19. Further information in relation to interests of children under 18 and/or spouse

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. Further information in relation to interests of corporations controlled by Director

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position
GREAT WALL HOLDINGS LIMITED	ROOM 402, HUNG KEI MANSION, 5-8 QUEEN VICTORIA STREET, CENTRAL, HONG KONG (NIUE)	HICKS, WILLIAM BRUCE	100.00	Y	67,962,428	

21. Further information in relation to interests he[illegible]y Director jointly with another person

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. Further information from a party to an agreement under Section 317 (Please see Notes for further information required)

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

15	6	2005
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0

Form 3A.

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

15 November 2005

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau / Ms. Angel Choy

Dear Sirs

e-Kong Group Limited (the "Company")
- Resignation of Independent Non-executive Director and a member of the Audit Committee

We refer to our earlier letter to you dated 2 November 2005 and enclose herewith the original signed letter of Mr. Matthew Brian Rosenberg in respect of the captioned matter for your attention.

Thank you for your kind attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Raymond Lau
Company Secretary
Encl.

BY POST & BY FAX (+852 2537 9351)

1 November 2005

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau / Ms. Angel Choy

Dear Sir/Madam

e-Kong Group Limited (the "Company")
Resignation of Independent Non-executive Director and a member of the Audit Committee of the Company

I refer to my resignation as the Independent Non-executive Director and a member of the Audit Committee of the Company.

I resigned on my own accord due to personal reasons and confirmed that I have no disagreement with the board of directors of the Company, and there are no circumstances relating to my resignation that should be brought to the attention of The Stock Exchange of Hong Kong Limited or the shareholders of the Company.

Thank you for your kind attention.

Yours faithfully

Matthew Brian Rosenberg
5602 Skimmer Drive
Apollo Beach
FL 33572
United States of America

c.c. Directors, e-Kong Group Limited

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

15 November 2005

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau / Ms. Angel Choy

Dear Sirs

e-Kong Group Limited (the "Company")
- Resignation of Independent Non-executive Director and a member of the Audit Committee

We refer to our earlier letter to you dated 2 November 2005 and enclose herewith the original signed letter of Mr. Matthew Brian Rosenberg in respect of the captioned matter for your attention.

Thank you for your kind attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Raymond Lau
Company Secretary
Encl.

BY POST & BY FAX (+852 2537 9351)

1 November 2005

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau / Ms. Angel Choy

Dear Sir/Madam

e-Kong Group Limited (the "Company")
Resignation of Independent Non-executive Director and a member of the Audit Committee of the Company

I refer to my resignation as the Independent Non-executive Director and a member of the Audit Committee of the Company.

I resigned on my own accord due to personal reasons and confirmed that I have no disagreement with the board of directors of the Company, and there are no circumstances relating to my resignation that should be brought to the attention of The Stock Exchange of Hong Kong Limited or the shareholders of the Company.

Thank you for your kind attention.

Yours faithfully

Matthew Brian Rosenberg
5602 Skimmer Drive
Apollo Beach
FL 33572
United States of America

c.c. Directors, e-Kong Group Limited

E-KONG GROUP LIMITED

11/16/2005

Register of Directors & Officers

Matter: 300812

Type: Exempted/IBC

Name and Address	Directors	Offices
Codan Services Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Resident Representative
Ira S. Outerbridge, III Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Assistant Secretary
John William Crawford G/F., 22 Consort Rise Pokfulam, Hong Kong	Director	
Kuldeep Saran 18th Floor, Block 47 Baguio Villa 550 Victoria Road Pokfulam Hong Kong	Director	Deputy Chairman
Lau Wai Ming Raymond Flat B, 8th Floor Haven Court Peninsula Village Discovery Bay, Lantau Island Hong Kong		Secretary
Lim Shyang Guey 6 Fl, 4 Cornwall Street Kowloon Tong Hong Kong	Director	
Richard John Siemens Unit 1901, Tower A Queen's Garden 9 Old Peak Road Hong Kong	Director	Chairman
Shane Frederick Weir Ground Floor 92 Robinson Road Mid-levels Hong Kong	Director	
William Bruce Hicks House No. 2 Henderson Road Jardine's Lookout Hong Kong	Director	

E-KONG GROUP LIMITED

11/16/2005

Register of Directors & Officers

Matter: 300812

Type: Exempted/IBC

Name and Address	Directors	Offices
Codan Services Limited Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Resident Representative
Ira S. Outerbridge, III Clarendon House 2 Church Street Hamilton HM 11 Bermuda		Assistant Secretary
John William Crawford G/F., 22 Consort Rise Pokfulam, Hong Kong	Director	
Kuldeep Saran 18th Floor, Block 47 Baguio Villa 550 Victoria Road Pokfulam Hong Kong	Director	Deputy Chairman
Lau Wai Ming Raymond Flat B, 8th Floor Haven Court Peninsula Village Discovery Bay, Lantau Island Hong Kong		Secretary
Lim Shyang Guey 6 F1, 4 Cornwall Street Kowloon Tong Hong Kong	Director	
Richard John Siemens Unit 1901, Tower A Queen's Garden 9 Old Peak Road Hong Kong	Director	Chairman
Shane Frederick Weir Ground Floor 92 Robinson Road Mid-levels Hong Kong	Director	
William Bruce Hicks House No. 2 Henderson Road Jardine's Lookout Hong Kong	Director	

e-KONG

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street
Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY HAND

7 December 2005

The Stock Exchange of Hong Kong Limited
Listing Division
11/F, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau / Ms. Angel Choy

Dear Sirs

e-Kong Group Limited (the "Company")
- Change of Principal Place of Business

We hereby deliver to you herewith seven copies of each of the English and Chinese versions of the announcement of the Company regarding the captioned matter published in Sing Tao Daily and The Standard on 7 December 2005 for your record.

We enclose herewith the Form A, duly updated, for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encls.

Standard Form A

: The Stock Exchange of Hong Kong Limited - Listing Division

om : Lim Shyang Guey
(Name of Responsible Official and, if applicable, Name and Capacity of Representative Company)

: e-Kong Group Limited
(Name of the subject Company/~~Unit Trust/Mutual Fund~~)

bject : Authorised Representatives

te : 7 December 2005

The required details of the two authorised representatives (pursuant to Rule 3.06(1) of the Rules Governing the Listing of Securities) of the subject Company/~~the Management Company of the subject Unit Trust/Mutual Fund~~ are as follows :-

Name	Position	Telephone Office	Telephone Home	Facsimile Office (where available)	Facsimile Home (where available)	Authorised Representative
Lim Shyang Guey	Executive Director	2296 9770	2367 7898	2811 1203		A
Lau Wai Ming Raymond	Company Secretary	3101 3042	2987 7186	2801 7238		B

The following particulars (where appropriate) are the required details of the alternates (ursuant to Rules 3.06(2) of the Rules Governing the Listing of Securities) of the Authorised Representatives :-

Name	Position	Telephone Office	Telephone Home	Facsimile Office (where available)	Facsimile Home (where available)	Applicable Period From	Applicable Period To (if any)

narks :-

Authorised Signature

The Standard Wednesday, 7th December 2005

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code: 524)

CHANGE OF PRINCIPAL PLACE OF BUSINESS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") announces that the principal place of business of the Company in Hong Kong will be changed to 3705 Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong with immediate effect and the office telephone and facsimile numbers will also be changed as follows:

Telephone: (852) 2801 7188
Facsimile: (852) 2801 7238

By Order of the Board of
e-Kong Group Limited
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 6 December 2005

As at the date of this announcement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks and Independent Non-executive Directors Mr. Shane Frederick Weir and Mr. John William Crawford.

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

www.e-kong.com

(股份代號：524)

更改主要營業地點

e-Kong Group Limited(「本公司」)之董事會(「董事會」)宣佈，本公司於香港的主要營業地點將由即日起更改為香港中環畢打街11號置地廣場告羅士打大廈3705室，辦公室電話及傳真號碼亦將更改如下：

電話：(852) 2801 7188
傳真：(852) 2801 7238

承董事會命
e-Kong Group Limited
公司秘書
劉偉明

香港，二零零五年十二月六日

於本公佈日，本公司董事會成員包括執行董事衛斯文先生、Kuldeep Saran先生與林祥貴先生，非執行董事許博志先生及獨立非執行董事韋雅成先生與高來福先生。

e-KONG

RECEIVED

2005 JAN -3 P 2:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

e-KONG Group Limited
3705 Gloucester Tower, The Landmark
11 Pedder Street
Central, Hong Kong
Tel : +852 2801 7188
Fax : +852 2801 7238
Web : www.e-kong.com

BY HAND

7 December 2005

The Stock Exchange of Hong Kong Limited
Listing Division
11/F, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Ada Lau / Ms. Angel Choy

Dear Sirs

e-Kong Group Limited (the "Company")
- Change of Principal Place of Business

We hereby deliver to you herewith seven copies of each of the English and Chinese versions of the announcement of the Company regarding the captioned matter published in Sing Tao Daily and The Standard on 7 December 2005 for your record.

We enclose herewith the Form A, duly updated, for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encls.

Standard Form A

o : The Stock Exchange of Hong Kong Limited - Listing Division

rom : Lim Shyang Guey
(Name of Responsible Official and, if applicable, Name and Capacity of Representative Company)

e : e-Kong Group Limited
(Name of the subject Company/~~Unit Trust/Mutual Fund~~)

ubject : Authorised Representatives

ate : 7 December 2005

The required details of the two authorised representatives (pursuant to Rule 3.06(1) of the Rules Governing the Listing of Securities) of the subject Company/~~the Management Company of the subject Unit Trust/Mutual Fund~~ are as follows :-

Name	Position	Telephone Office	Telephone Home	Facsimile Office (where available)	Facsimile Home	Authorised Representative
Lim Shyang Guey	Executive Director	2296 9770	2367 7898	2811 1203		A
Lau Wai Ming Raymond	Company Secretary	3101 3042	2987 7186	2801 7238		B

The following particulars (where appropriate) are the required details of the alternates (ursuant to Rules 3.06(2) of the Rules Governing the Listing of Securities) of the Authorised Representatives :-

Name	Position	Telephone Office	Telephone Home	Facsimile Office (where available)	Facsimile Home	Applicable Period From	Applicable Period To (if any)

emarks :-

Authorised Signature

The Standard Wednesday, 7th December 2005

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

(Stock Code : 524)

CHANGE OF PRINCIPAL PLACE OF BUSINESS

The board of directors (the "Board") of e-Kong Group Limited (the "Company") announces that the principal place of business of the Company in Hong Kong will be changed to 3705 Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong with immediate effect and the office telephone and facsimile numbers will also be changed as follows:

Telephone: (852) 2801 7188
Facsimile: (852) 2801 7238

By Order of the Board of
e-Kong Group Limited
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 6 December 2005

As at the date of this announcement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks; and Independent Non-executive Directors Mr. Shane Frederick Weir and Mr. John William Crawford.

e-KONG

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

www.e-kong.com

(股份代號：524)

更改主要營業地點

e-Kong Group Limited（「本公司」）之董事會（「董事會」）宣佈，本公司於香港的主要營業地點將由即日起更改為香港中環畢打街11號置地廣場告羅士打大廈3705室，辦公室電話及傳真號碼亦將更改如下：

電話：(852) 2801 7188
傳真：(852) 2801 7238

承董事會命
e-Kong Group Limited
公司秘書
劉偉明

香港，二零零五年十二月六日

於本公佈日，本公司董事會成員包括執行董事衛斯文先生、Kuldeep Saran先生與林祥貴先生，非執行董事許博志先生及獨立非執行董事韋雅成先生與高來福先生。

Companies Registry
公司註冊處

RECEIVED
2006 JAN -3 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 表格 F2

Change of Address of an Oversea Company
海外公司地址更改通知書

Company Number 公司編號

F 6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Country of Incorporation 成立爲法團所在國家

BERMUDA

3 New Principal Place of Business in Hong Kong 在香港的新主要營業地址

3705 GLOUCESTER TOWER, THE LANDMARK, 11 PEDDER STREET, CENTRAL, HONG KONG

4 Offices in Place of Incorporation 在成立爲法團所在地的辦事處

(a) New Registered Office (or its equivalent) 新註冊辦事處（或同等辦事處）

N/A

(b) New Principal Place of Business 新主要營業地址

N/A

Signed 簽名 :

(Name 姓名) : (LAU WAI MING RAYMOND) Date 日期 : 13 DEC 2005

~~Director~~ / Secretary / ~~Manager~~ / ~~Authorized Representative~~ *

~~董事~~／秘書／~~經理~~／~~授權代表~~ *

Your Receipt
Companies Registry
H.K.

Delete whichever does not apply 請刪去不適用者

Presentor's Name and Address
提交人的姓名及地址

e-KONG Group Limited
3705 Gloucester Tower
The Landmark
11 Pedder Street, Central
Hong Kong

Tel : 2801 7188
Fax : 2801 7238

For Offi
請勿塡

13/12/2005 11:16:35

Submission No.:	225019223/1
CR NO.:	F0006726
Sh. Form.:	F2

Revenue Code	Amount(HKD)
13	$20.00

Receipt No.	Method	Amount(HKD)
252250026331	Chq	$20.00

Specification No. 1/97
指明編號第 1/97 號

Companies Registry
公司註冊處

Form 表格 **F2**

Change of Address of an Oversea Company
海外公司地址更改通知書

Company Number 公司編號

F 6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Country of Incorporation 成立爲法團所在國家

BERMUDA

3 New Principal Place of Business in Hong Kong 在香港的新主要營業地址

3705 GLOUCESTER TOWER, THE LANDMARK, 11 PEDDER STREET, CENTRAL, HONG KONG

4 Offices in Place of Incorporation 在成立爲法團所在地的辦事處

(a) New Registered Office (or its equivalent) 新註冊辦事處（或同等辦事處）

N/A

(b) New Principal Place of Business 新主要營業地址

N/A

Signed 簽名 : [signature]

(Name 姓名) : (LAU WAI MING RAYMOND) Date 日期 : 13 DEC 2005

~~Director~~/Secretary/~~Manager~~/
~~Authorized Representative~~ *
~~董事~~／秘書／~~經理~~／~~授權代表~~ *

Your Receipt
Companies Registry
H.K.

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

e-KONG Group Limited
3705 Gloucester Tower
The Landmark
11 Pedder Street, Central
Hong Kong

Tel : 2801 7188
Fax : 2801 7238

For Offi
請勿填寫

13/12/2005 11:16:35
Submission No.: 225019223/1
CR NO.: F0006726
Sh. Form.: F2

Revenue Code	Amount(HKD)
13	$20.00

Receipt No.	Method	Amount(HKD)
252250026331	Chq	$20.00

Specification No. 1/97

Schedule 7

NOTIFICATION OF PLACE OF REGISTER OF INTERESTS IN SHARES AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

Notice pursuant to s. 336(12) of the Securities and Futures Ordinance (Cap. 571)

Form specified by the Securities and Futures Commission for use by a listed corporation giving notice of :

- *(i)* *the place where the Register of Interests in Shares and Short Positions of substantial shareholders; and*
- *(ii)* *any change in that place.*

Note : No notice is required to be given if the Register has at all times been kept at the listed corporation's registered office

TO THE REGISTRAR OF COMPANIES

Notification of the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept pursuant to section 336(12) of Part XV of the Securities and Futures Ordinance (Cap. 571)

Name of listed corporation

e-Kong Group

Limited

Companies Registry No.

F6726

Take notice that the Register of Interests and Short Positions of substantial shareholders is kept at the following address :-

Take notice that the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept has changed and that it is now kept at the following address :-

3705 Gloucester Tower, The

Landmark, 11 Pedder Street,

Central, Hong Kong

Authorized Signatory

收件日期 RECEIVED

13 -12- 2005

CR 文件收發小組

13 DEC 2005

Dated

Schedule 7

NOTIFICATION OF PLACE OF REGISTER OF INTERESTS IN SHARES AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS

Notice pursuant to s. 336(12) of the Securities and Futures Ordinance (Cap. 571)

Form specified by the Securities and Futures Commission for use by a listed corporation giving notice of :

(i) *the place where the Register of Interests in Shares and Short Positions of substantial shareholders; and*
(ii) *any change in that place.*

Note : No notice is required to be given if the Register has at all times been kept at the listed corporation's registered office

TO THE REGISTRAR OF COMPANIES

Notification of the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept pursuant to section 336(12) of Part XV of the Securities and Futures Ordinance (Cap. 571)

Name of listed corporation: e-Kong Group Limited

Companies Registry No.: F6726

Take notice that the Register of Interests and Short Positions of substantial shareholders is kept at the following address :-

Take notice that the place where the Register of Interests in Shares and Short Positions of substantial shareholders is kept has changed and that it is now kept at the following address :-

3705 Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong

Authorized Signatory

收件日期 RECEIVED
13 -12- 2005
CR 文件收發小組 Central Mail Unit

13 DEC 2005
Dated

Schedule 8

NOTIFICATION OF PLACE OF DIRECTORS' AND CHIEF EXECUTIVES' REGISTER OF INTERESTS AND SHORT POSITIONS

Notice pursuant to s. 352(13) of the Securities and Futures Ordinance (Cap. 571)

Form specified by the Securities and Futures Commission for use by a listed corporation giving notice of :

(i) the place where the Register of Directors' and Chief Executives' Interests and Short Positions; and
(ii) any change in that place.

Note : No notice is required to be given if the register has at all times been kept at the listed corporation's registered office

TO THE REGISTRAR OF COMPANIES

Notification of the place where the Register of Directors' and Chief Executives' Interests and Short Positions is kept pursuant to section 352(13) of Part XV of the Securities and Futures Ordinance (Cap. 571)

Name of listed corporation	Companies Registry No.
e-Kong Group Limited	F6726

Take notice that the Register of Directors' and Chief Executives' Interests and Short Positions is kept at the following address :-

Take notice that the place where the Register of Directors' and Chief Executives' Interests and Short Positions is kept has changed and that it is now kept at the following address :-

3705 Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong

Authorized Signatory

收件日期 RECEIVED
13 -12- 2005
CR 文件收發小組

13 DEC 2005
Dated

Schedule 8

NOTIFICATION OF PLACE OF DIRECTORS' AND CHIEF EXECUTIVES' REGISTER OF INTERESTS AND SHORT POSITIONS

Notice pursuant to s. 352(13) of the Securities and Futures Ordinance (Cap. 571)

Form specified by the Securities and Futures Commission for use by a listed corporation giving notice of :

(i) the place where the Register of Directors' and Chief Executives' Interests and Short Positions; and
(ii) any change in that place.

Note : No notice is required to be given if the register has at all times been kept at the listed corporation's registered office

TO THE REGISTRAR OF COMPANIES

Notification of the place where the Register of Directors' and Chief Executives' Interests and Short Positions is kept pursuant to section 352(13) of Part XV of the Securities and Futures Ordinance (Cap. 571)

Name of listed corporation	Companies Registry No.
e-Kong Group Limited	F6726

Take notice that the Register of Directors' and Chief Executives' Interests and Short Positions is kept at the following address :-

Take notice that the place where the Register of Directors' and Chief Executives' Interests and Short Positions is kept has changed and that it is now kept at the following address :-

3705 Gloucester Tower, The
Landmark, 11 Pedder Street,
Central, Hong Kong

Authorized Signatory

收件日期 RECEIVED
13 -12- 2005
文件收發小組

13 DEC 2005
Dated

The Standard Monday, 19th December 2005

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

www.e-kong.com

(Stock Code : 524)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND MEMBER OF THE AUDIT COMMITTEE

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce that Mr. Gerald Clive Dobby has been appointed as an independent non-executive director of the Company with immediate effect. Mr. Dobby was also nominated as a member of the audit committee of the Company today.

Mr. Dobby, aged 65, previously held senior positions within the HSBC Group, is currently a director of several companies in Hong Kong and overseas. Mr. Dobby is also an independent non-executive director of Tse Sui Luen Jewellery (International) Limited, whose shares are listed on The Stock Exchange of Hong Kong Limited.

Mr. Dobby has not previously held any positions with the Company or its subsidiaries, and is not connected with any directors, senior management or substantial shareholders of the Company. As at the date hereof, Mr. Dobby does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

In accordance with the appointment letter with Mr. Dobby, he will, subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the bye-laws of the Company, serve the Company for a fixed term ending 31 December 2006 and thereafter renewable for fixed term(s) of three (3) years, and will be entitled to an annual director's fee of HK$100,000, which is determined based on the Company's remuneration policy for independent non-executive directors.

Save as disclosed above, there are not any other matters in relation to the appointment of Mr. Dobby that need to be brought to the attention of the shareholders of the Company.

The Company would like to take this opportunity to welcome Mr. Dobby to the Board.

By Order of the Board of
e-Kong Group Limited
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 16 December 2005

As at the date of this announcement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks and Independent Non-executive Directors Mr. Shane Frederick Weir, Mr. John William Crawford and Mr. Gerald Clive Dobby.

The Standard Monday, 19th December 2005

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)
www.e-kong.com
(Stock Code : 524)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND MEMBER OF THE AUDIT COMMITTEE

The board of directors (the "Board") of e-Kong Group Limited (the "Company") is pleased to announce that Mr. Gerald Clive Dobby has been appointed as an independent non-executive director of the Company with immediate effect. Mr. Dobby was also nominated as a member of the audit committee of the Company today.

Mr. Dobby, aged 65, previously held senior positions within the HSBC Group, is currently a director of several companies in Hong Kong and overseas. Mr. Dobby is also an independent non-executive director of Tse Sui Luen Jewellery (International) Limited, whose shares are listed on The Stock Exchange of Hong Kong Limited.

Mr. Dobby has not previously held any positions with the Company or its subsidiaries, and is not connected with any directors, senior management or substantial shareholders of the Company. As at the date hereof, Mr. Dobby does not have any interests in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

In accordance with the appointment letter with Mr. Dobby, he will, subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the bye-laws of the Company, serve the Company for a fixed term ending 31 December 2006 and thereafter renewable for fixed term(s) of three (3) years, and will be entitled to an annual director's fee of HK$100,000, which is determined based on the Company's remuneration policy for independent non-executive directors.

Save as disclosed above, there are not any other matters in relation to the appointment of Mr. Dobby that need to be brought to the attention of the shareholders of the Company.

The Company would like to take this opportunity to welcome Mr. Dobby to the Board.

By Order of the Board of
e-Kong Group Limited
Lau Wai Ming Raymond
Company Secretary

Hong Kong, 16 December 2005

As at the date of this announcement, the Board of the Company comprises Executive Directors Mr. Richard John Siemens, Mr. Kuldeep Saran and Mr. Lim Shyang Guey; Non-executive Director Mr. William Bruce Hicks and Independent Non-executive Directors Mr. Shane Frederick Weir, Mr. John William Crawford and Mr. Gerald Clive Dobby.

e-KONG

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

www.e-kong.com

(股份代號：524)

委任獨立非執行董事及審核委員會成員

e-Kong Group Limited (「本公司」) 之董事會 (「董事會」) 欣然公佈，Gerald Clive Dobby先生獲委任為本公司之獨立非執行董事，即日生效。Dobby先生亦於今日獲提名出任本公司審核委員會之成員。

Dobby先生，現年六十五歲，曾於香港滙豐銀行集團歷任多項要職，目前彼為香港及海外註冊成立公司之董事。Dobby先生亦為謝瑞麟珠寶 (國際) 有限公司 (其股份在香港聯合交易所有限公司上市) 之獨立非執行董事。

Dobby先生過去並無於本公司或其附屬公司擔任任何職務，其與本公司之董事、高級行政人員或主要股東概無任何關連。於本公佈日期，Dobby先生並無持有按照證券及期貨條例 (香港法例第571章) 第XV部所定義之本公司任何股份權益。

根據Dobby先生之委任函，彼於本公司之固定任期將直至二零零六年十二月三十一日止，其後可予續期，固定年期為三年，惟需按照本公司之公司細則規定，在本公司股東週年大會上輪值退任及膺選連任，並可收取按照本公司獨立非執行董事薪酬政策釐定之年度董事袍金100,000港元。

除上文所披露者外，並無有關委任Dobby先生之任何其他事宜須予知會本公司之股東。

本公司謹此歡迎Dobby先生加入董事會。

承董事會命
e-Kong Group Limited
公司秘書
劉偉明

香港，二零零五年十二月十六日

於本公佈日期，本公司董事會成員包括執行董事衛斯文先生、Kuldeep Saran先生與林祥貴先生；非執行董事許博志先生及獨立非執行董事韋雅成先生、高英援先生與Gerald Clive Dobby先生。

星島日報 二零零五年十二月十九日 (星期一)

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

www.e-kong.com

(股份代號：524)

委任獨立非執行董事及審核委員會成員

e-Kong Group Limited（「本公司」）之董事會（「董事會」）欣然公佈，Gerald Clive Dobby先生獲委任為本公司之獨立非執行董事，即日生效。Dobby先生亦於今日獲提名出任本公司審核委員會之成員。

Dobby先生，現年六十五歲，曾於香港滙豐銀行集團歷任多項要職，目前彼為香港及海外註冊成立公司之董事。Dobby先生亦為謝瑞麟珠寶（國際）有限公司（其股份在香港聯合交易所有限公司上市）之獨立非執行董事。

Dobby先生過去並無於本公司或其附屬公司擔任任何職務，其與本公司之董事、高級行政人員或主要股東概無任何關連。於本公佈日期，Dobby先生並無持有按照證券及期貨條例（香港法例第571章）第XV部所定義之本公司任何股份權益。

根據Dobby先生之委任函，彼於本公司之固定任期將直至二零零六年十二月三十一日止，其後可予續期，固定年期為三年，惟需按照本公司之公司細則規定，在本公司股東週年大會上輪值退任及膺選連任，並可收取按照本公司獨立非執行董事薪酬政策釐定之年度董事袍金100,000港元。

除上文所披露者外，並無有關委任Dobby先生之任何其他事宜須予知會本公司之股東。

本公司謹此歡迎Dobby先生加入董事會。

承董事會命
e-Kong Group Limited
公司秘書
劉偉明

香港，二零零五年十二月十六日

於本公佈日期，本公司董事會成員包括執行董事衛斯文先生、Kuldeep Saran先生與林祥貴先生；非執行董事許博志先生及獨立非執行董事韋雅成先生、高來福先生與Gerald Clive Dobby先生。

Companies Registry
公司註冊處

Form 表格 D2

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

1 **Company Name 公司名稱**

e-Kong Group Limited

2 **Type of Change 更改事項**

* ☐ Resignation or cessation 辭職或停職

☑ New appointment 新委任

☐ Change of particulars 更改資料

3 **Details of Change 更改詳情**

(Note 註 2) A. **Resignation or cessation 辭職或停職**
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁 A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number
香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport
海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation
辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日

Your Receipt
Companies Registry
H.K.

20/12/2005 12:40:14

Submission No.:	230029426/1
CR NO.:	F0006726
Sh. Form.:	D2F

Revenue Code	Amount(HKD)
13	$20.00

Receipt No.	Method	Amount(HKD)
302300040416	Chq	$20.00

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

e-KONG Group Limited
3705 Gloucester Tower
The Landmark
11 Pedder Street, Central
Hong Kong

Tel : 2801 7188
Fax : 2801 7238

For Off
請勿填寫

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號: F6726

3 **Details of Change 更改詳情** (cont'd 續上頁)

(Notes 註 3 & 4)

B. **Appointment／Change of particulars 委任／更改資料**
(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期 DD 日	MM 月	YYYY 年
APPOINTMENT OF DIRECTOR	16	12	2005

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
DOBBY	GERALD CLIVE

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: SUITE 1316, MARCO POLO GATEWAY HOTEL, CANTON ROAD, TSIM SHA TSUI, KOWLOON, HONG KONG

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD204001(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes NIL **Continuation Sheet A and** NIL **Continuation Sheet B.**
本通知書包括 ______ 張續頁 A 及 ______ 張續頁 B。

Signed 簽名 : [signature]

(Name 姓名) : (LAU WAI MING RAYMOND)

~~Director~~／Secretary／~~Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

Date 日期 : 20 DEC 2005

* *Delete whichever does not apply 請刪去不適用者*

CR

Companies Registry
公司註冊處

Form 表格 **D2**

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

1 **Company Name** 公司名稱

e-Kong Group Limited

2 **Type of Change** 更改事項

* ☐ Resignation or cessation 辭職或停職
☑ New appointment 新委任
☐ Change of particulars 更改資料

3 **Details of Change** 更改詳情

(Note 註 2) A. **Resignation or cessation** 辭職或停職
(Use Continuation Sheet A if more than 1 resignation or cessation 如超過一個辭職或停職，請用續頁A 填寫)

* ☐ Secretary 秘書 ☐ Director 董事 ☐ Alternate Director 替代董事

Name 姓名

Surname 姓氏 Other names 名字

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼 Company Number 公司編號

b Overseas Passport 海外護照

Number 號碼 Issuing Country 簽發國家

Date of Resignation or Cessation 辭職或停職日期

DD 日 MM 月 YYYY 年

Date 日

Your Receipt
Companies Registry
H.K.

20/12/2005 12:40:14

Submission No.:	230029426/1
CR NO.:	F0006726
Sh. Form.:	D2F

Revenue Code	Amount(HKD)
13	$20.00

Receipt No.	Method	Amount(HKD)
302300040416	Chq	$20.00

** Please tick the relevant box(es) 請在有關格內加 ✓ 號*

Presentor's Name and Address
提交人的姓名及地址

e-KONG Group Limited
3705 Gloucester Tower
The Landmark
11 Pedder Street, Central
Hong Kong

Tel : 2801 7188
Fax : 2801 7238

For Off
請勿填寫

Specification No. 2/2004 (Revision) (Feb. 2004)

Notification of Changes of Secretary and Directors
秘書及董事資料更改通知書

Company Number 公司編號

F6726

3 Details of Change 更改詳情 (cont'd 續上頁)

(Notes 註 3 & 4)

B. Appointment／Change of particulars 委任／更改資料

(Use Continuation Sheet B if more than 1 director／secretary is involved 如涉及超過一位董事／秘書，請用續頁 B 填寫)

Brief Description 簡略描述	Effective Date(s) 生效日期		
APPOINTMENT OF DIRECTOR	16	12	2005
	DD 日	MM 月	YYYY 年

Existing Name 現用姓名:

Name／New Name 姓名／新姓名:

Surname 姓氏	Other names 名字
DOBBY	GERALD CLIVE

Alias (if any) 別名（如有的話）:

Previous Names 前用姓名:

Address 地址: SUITE 1316, MARCO POLO GATEWAY HOTEL, CANTON ROAD, TSIM SHA TSUI, KOWLOON, HONG KONG

Identification 身份證明

a Hong Kong Identity Card or Company Number 香港身份證號碼或公司編號

I.D. Card Number 身份證號碼	Company Number 公司編號
XD204001(3)	N/A

b Overseas Passport 海外護照

Number 號碼	Issuing Country 簽發國家
N/A	N/A

This Notification includes NIL **Continuation Sheet A and** NIL **Continuation Sheet B.**

本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

Signed 簽名：

(Name 姓名) : (LAU WAI MING RAYMOND)　　Date 日期： 20 DEC 2005

~~Director~~／Secretary／~~Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*